VIA EDGAR

March 31, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Doris Stacey Gama and Laura Crotty

Re: Kochav Defense Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted February 26, 2025

CIK No. 0002053799

Dear Ms. Gama and Ms. Crotty:

Kochav Defense Acquisition Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 25, 2025 relating to the Draft Registration Statement on Form S-1 (the “Registration Statement”), submitted by the Company with the Commission on February 26, 2025. The Company has filed via EDGAR an amended Draft Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1

Cover Page

1.	Please state here that you intend to focus on a business combination in the defense and aerospace industries, as you do on pages 3 and 110.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on the cover page of the Amended Registration Statement.

2.

We note your discussion regarding redemption rights limitations. We also note your disclosure on page 56 that you will have net tangible assets in excess of $5,000,000 upon the completion of this offering. Please also state, if true, that you may not redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001. See Item 1602(a)(2) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and advises that the Company’s Amended and Restated Memorandum and Articles of Association will not contain the $5,000,000 net tangible assets requirement.

3.	We note that you intend to apply to have your units listed on Nasdaq and that there is no guarantee that your securities will be approved for listing. Please also state whether this offering is conditioned on Nasdaq approval.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on the cover page of the Amended Registration Statement.

Business Strategy, page 3

4.	Please revise this section to clarify, as you have on page 56, that your ability to identify and evaluate a target company may be impacted by competition among other SPACs pursuing business combination transaction candidates. Please also clarify that this competition may impact the attractiveness of the acquisition terms that you will be able to negotiate with potential targets.

Response: The Company acknowledges the comment of the Staff and has added the requested disclosure on page 3 of the Amended Registration Statement.

Our Management Team, page 4

5.	Please revise your disclosure both here and on pages 111 and 112 to disclose whether the sponsor, its affiliates, or any promoters have experience in organizing special purpose acquisition companies. If so, please discuss the extent to which the sponsor, its affiliates, or promoters are involved in such other special purpose acquisition company’s activities. Your disclosure should discuss any completed business combinations, liquidated SPACs, pending de-SPAC transactions and any SPACs still searching for a target. See Item 1603(a)(3) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on pages 4, 111 and 112 of the Amended Registration Statement.

Our Sponsor, page 6

6.

You state that Menachem Shalom is the sole managing member of Star 52 Sponsor LLC and no other entity or person has a direct or indirect material interest in your sponsor. Please also disclose the amount of Menachem Shalom’s interest as required by Item 1603(a)(7) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and has added the requested disclosure on page 6 of the Amended Registration Statement, and further advises that the Company will update in a future pre-effective amendment his direct or indirect material interest if it changes before the initial public offering.

7.	We note your table beginning on page 6 sets forth the payments to be received by your sponsor and its affiliates in connection with the completion of your initial business combination. Please disclose the nature and amounts of any finder’s fees, advisory fees, consulting fees, and success fees or salaries to be paid to Star 52 Sponsor LLC, your officers, directors, and/or their affiliates, as required by Item 1603(a)(6) of Regulation S-K, or otherwise advise.

Response: The Company acknowledges the comment of the Staff and has added the requested disclosure on pages 6, 112 and 113 of the Amended Registration Statement.

Initial Business Combination, page 12

8.	Please state here and on page 27 that there are no limits to the number of extensions that you may seek and that you do not expect to extend the time period to consummate your initial business combination beyond 36 months from the closing of this offering, as you do on page 119. See Item 1602(b)(4) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on page 13 and added the requested disclosure on page 27 of the Amended Registration Statement.

Our Business Combination Process, page 12

9.	We note your statements on pages 12 and 118 that you do not believe that the fiduciary or contractual duties of your officers or directors will materially affect your ability to complete a business combination. We also note your statements elsewhere that the fiduciary duties or contractual obligations of your officers or directors “could materially affect” your ability to complete your initial business combination. Please reconcile. To the extent you do not believe such duties will materially affect your ability to complete a business combination, please provide a basis for such statement.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure to clarify the Company’s view on page 12 and 118 of the Amended Registration Statement.

Conflict of Interest, page 42

10.	You state here and on page 117 that certain of your officers and directors presently have fiduciary or contractual obligations to other entities pursuant to which such officer or director is required to present a business combination opportunity to such entity. Please identify the specific officers or directors and the other entities referenced.

Response: The Company acknowledges the comment of the Staff and has added further disclosure on page 42 of the Amended Registration Statement.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/Menachem Shalom
Menachem Shalom, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

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